Exhibit 5

[PUBLICIS GROUPE S.A. LOGO]                                        [B|COM3 LOGO]



                                  PRESS RELEASE



                       PUBLICIS AND BCOM3 AGREE TO MERGE;
                      AGREE TO GLOBAL STRATEGIC PARTNERSHIP
                                   WITH DENTSU

           TRANSACTION WILL CREATE FOURTH LARGEST COMMUNICATIONS GROUP



PARIS, CHICAGO, TOKYO, MARCH 7, 2002--PUBLICIS GROUPE SA (Euronext Paris: 13057
- NYSE: PUB), BCOM3 GROUP, INC. AND DENTSU INC. (TSE: 4324) today announced an agreement among the three companies with two distinct and complementary aspects:

o The merger of Publicis and Bcom3, creating the fourth largest communications group in the world.
o A strategic, long-term partnership between Dentsu and Publicis, allowing Dentsu's clients to benefit from the worldwide networks of Publicis and Publicis's clients to have privileged access to Dentsu's experience serving Japan, a geographically and strategically significant country.


These unique agreements respond in the most efficient way to the growing needs of advertisers by giving them access to the first truly global, multicultural offering with exceptional resources in creative advertising, marketing services, and media.

Under the merger agreement, Publicis Groupe SA will acquire 100% of the capital of Bcom3 for $3 billion in stock and equity-linked securities. Publicis headquarters will remain in Paris and will continue to be directed by a Conseil de Surveillance presided by Elisabeth Badinter and a Directoire presided by Maurice Levy. Maurice Levy will continue as Publicis's chief executive officer, and Roger A. Haupt, currently Chairman and Chief Executive Officer of Bcom3, will become Publicis's President and Chief Operating Officer and will join the Directoire.

The merger agreement has been approved by the Conseil de Surveillance of Publicis Groupe SA, and by the Board of Directors of Bcom3.

Publicis, which over the past few years has become the sixth largest global communications company through both acquisitions and organic growth, continues to realize its strategic vision through this transaction.



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"This is a three-way alliance of global vision and complementary strengths that will deliver significant value to our clients," said Maurice Levy, Chairman and Chief Executive Officer of Publicis. "Bcom3 consists of some of the finest advertising and communications brands in the world, including Leo Burnett, D'Arcy Masius Benton & Bowles, Manning Selvage & Lee, Bartle Bogel Hegarty, and the Starcom MediaVest media franchise. It is a rare and extremely attractive enterprise, with a unique culture, unparalleled creative portfolio, blue chip client list, and solid financial performance. We are honored to welcome them to the Publicis family. In addition, our exciting new partnership with Dentsu gives our clients access to the second largest worldwide advertising market through the premier advertising company in Asia. Moreover we become an extremely well balanced company, with 49 percent of our revenues going forward generated from North America, 37 percent from Europe, and 14 percent from Japan and the rest of the world. We are also enhancing our share in non-traditional creative services."

"Our focus has always been to be the best partner for our clients," Mr. Levy continued. "Today that means providing companies with high quality, global campaigns tailored for local markets with economies of scale and a full range of marketing, research, and media services. We are delighted that in pursuing this focus we will become one of a handful of premier global communications firms."


Creation of the world's fourth largest communications group
-----------------------------------------------------------

Through the merger with Bcom3, Publicis will significantly enhance its client resources on a worldwide scale and will join the top tier of global communications organizations. It will become the fourth largest communications company, with revenues of $4 billion, generated by 38,000 employees worldwide. After completion of this merger, the new Publicis will rank first in Europe and third in the U.S., and its partnership with Dentsu will greatly enhance its position in Japan and throughout Asia.

Bcom3 is the seventh largest communications group in the world. Based in Chicago, it does business in more than 90 countries through its renowned agencies including Leo Burnett, D'Arcy Masius Benton & Bowles, Manning Selvage & Lee, Bartle Bogel Hegarty, and the Starcom MediaVest Group, which serve leading advertisers including Philip Morris, McDonald's, General Motors, Procter & Gamble and Diageo. Bcom3 is a privately held company, approximately 79 percent owned by its employees and approximately 21 percent owned by Dentsu, with which it has had a strategic alliance for the past two years.

"When we formed Bcom3 and partnered with Dentsu two years ago, we recognized the need for a multicultural approach toward building client brands around the world," Roger Haupt said. "The merger and global alliance we are announcing today vastly enhances our ability to provide superior expertise and services through premier advertising agency brands and an extraordinary geographic base. We know firsthand the strengths of Dentsu. Moreover we know by reputation how Publicis respects individual agency cultures while capitalizing on synergies. We are looking forward to a partnership that broadens our client resources, benefits our employees, and rewards our shareholders."




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Strategic partnership with Dentsu
---------------------------------

Following the merger of Publicis and Bcom3, the strategic agreement that existed between Bcom3 and Dentsu will be maintained and strengthened between Publicis and Dentsu to allow Dentsu's clients to benefit from the worldwide networks of Publicis, while the new Publicis's clients will benefit from Dentsu's services in Japan. The companies expect to engage in joint development, notably in sports marketing where Dentsu leads the global marketplace.

Mr Yutaka Narita, President of Dentsu Inc., said, "Dentsu, Publicis, and Bcom3 have many things in common, perhaps the most important of which is a corporate philosophy from which each agency operates its business. The 'client first' principle is one of them. An approach to management that considers and cares for everyone involved, from employees, clients and shareholders to the media and other stakeholders, is another. We all endeavor to gain the respect of society. In addition, each of us has great respect for our roots and our founders, the spirit of whom has been cherished and carried on today. And as individual organizations, we have all successfully nurtured our own corporate culture and identity."

"While respecting the fact that each network's brand sprang from and grew in three different geographic areas - Europe, America and Japan - we aim to provide the very best marketing communication services covering every domain in the world market by integrating the power of the three corporations. By doing so, we believe we can win the confidence of clients and establish the very best global network. This is our mutual dream and common goal. Lastly, we would like to mention that without the support of Madame Elisabeth Badinter, the daughter of the founder of Publicis, none of this would have come to see the light of day. Together with Maurice Levy, Chairman-CEO of the Management Board, and Madame Elisabeth Badinter, we intend to build a strong partnership. At the start of this new alliance, the Dentsu Group reiterates its determination to make further efforts in meeting the needs of its clients," Mr. Narita continued.


Creation of the world's second largest media counsel and buying group
---------------------------------------------------------------------

Clients will immediately benefit from the creation of the world's second largest media counsel and buying group. The combined strengths of Starcom MediaVest and the Zenith Optimedia Group, the latter owned 75 per cent by Publicis and 25 per cent by Cordiant Communications Group, will position the group to better serve clients by acquiring and planning media space more effectively and developing exclusive research tools to enhance our understanding of the media audiences.


Strengthened services to clients across the spectrum
----------------------------------------------------

The merger significantly enhances Publicis's specialized communications capabilities, notably in such key growth disciplines as healthcare communications




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with Medicus Group, which will complement Nelson Communications to create a worldwide leader in this sector. In public relations, Manning Selvage & Lee adds to the client services currently provided by Publicis Consultants and Publicis Dialog. And the existing ethnic communications firms of Burrell, Conill and Publicis Sanchez & Levitan will be augmented by Bcom3's Bromley Communications, Lapiz, New-A, Vigilante and other Pangea companies. This transaction also provides Publicis Groupe SA entry into sports and event marketing with Relay.


Autonomous management
---------------------

Following its traditional management philosophy, Publicis will ensure that the networks and units are managed autonomously, respecting their personalities, clients and brand identities. The combined firm will operate under the Publicis name. Each agency currently in the Bcom3 portfolio will report directly to Mr. Haupt in his capacity as Chief Operating Officer.


Terms of the transactions
-------------------------

The merger consideration for 100 per cent of Bcom3 has been agreed at $3 billion ((euro) 3.4 billion) based on a (euro) 30.50 share price for Publicis. Half of the consideration will be represented by 56.25 million newly issued shares of Publicis, the remainder being equally split between an issue of 20 year bonds with a face value of $750 million ((euro) 858 million) mandatorily redeemable into 28.125 million existing or new shares (ORANE) and an issue of 20 year bonds with a face value of $750 million ((euro) 858 million) with detachable equity warrants (OBSA) with a strike price of (euro)30.50 per share. All of the equity securities issued at closing will carry, under an orderly marketing agreement, lock-up provisions that vary in duration from six months to four years.

This transaction should be immediately accretive to pro forma cash EPS in 2002, not including the impact of any synergies to be achieved through this merger.

Dentsu, which currently owns approximately 21% of Bcom3, will acquire additional shares of Bcom3 prior to the merger of Publicis and Bcom3. Following the merger, Dentsu will hold 15% of the voting rights of the new Publicis, which will ensure that Dentsu will be able to report its investment under the equity method of accounting. Dentsu will be represented with two seats on the Publicis Supervisory Board, which will be expanded to include the President and the Senior Managing Director of Dentsu. Dentsu will enter into a shareholders' agreement for a period of twelve years with Elisabeth Badinter. Dentsu will also enter into a long-term relationship with Elisabeth Badinter and views Elisabeth Badinter's role and that of the existing management of Publicis as key factors to Publicis's success. Dentsu will support Elisabeth Badinter as Chairman of the Supervisory Board and will support the Board's management choices. Dentsu intends to be a long term shareholder of Publicis and has agreed to maintain its interest in Publicis at 15% of its voting rights.




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The merger transaction between Publicis and Bcom3 will be submitted to the shareholders of Publicis Groupe SA and Bcom3 for their approval and will be subject to approval by the relevant authorities in the various countries. Dentsu and certain key shareholders of Bcom3 representing approximately 31% of the outstanding shares of Bcom3 have agreed to vote their shares in favor of the merger. Elisabeth Badinter and Somarel have agreed to vote their shares, representing approximately 45% of the voting rights of Publicis, in favor of the merger.

The transaction is expected to close around June 30 of this year.

Lazard was the investment banker for Publicis. Morgan Stanley represented Bcom3, while Dresdner Kleinwort Wasserstein and Nomura Corporate Advisors represented Dentsu. Wachtell, Lipton, Rosen & Katz and Darrois, Villey, Maillot & Brochier were Publicis's legal advisors. Davis Polk & Wardell, Bredin Prat and Kirkland & Ellis acted as legal counsel to Bcom3 and Dentsu was represented by the New York and Paris offices of Debevoise & Plimpton.


Management
----------

o The Management Board (Directoire), headed by Maurice Levy, will also include Roger Haupt, Kevin Roberts, Bertrand Siguier and Bruno Desbarats-Bollet.

o The Supervisory Board (Conseil de Surveillance), presided by Elisabeth Badinter, will also include the President of Dentsu, Yutaka Narita and the Senior Managing Director, Fumio Oshima.



Forward Looking Information
---------------------------

This document contains certain "forward-looking statements" within the meaning of the provisions of the United States Private Securities Litigation Reform Act of 1995. These include statements regarding the anticipated closing date of the merger transaction, anticipated tax consequences and anticipated future operating results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." The factors that could cause actual results to differ materially from expected results include, but are not limited to, the factors set forth in Publicis's and Bcom3's filings with the Securities and Exchange Commission (SEC), delays in completing the merger, difficulties in integrating the Bcom3 companies with the Publicis divisions, changes in general economic conditions that may adversely affect the businesses in which Publicis and Bcom3 are engaged and changes in the securities markets. Readers are referred to Publicis's and Bcom3's most recent reports filed with the SEC.

Additional information
----------------------

Publicis and Bcom3 will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). We urge investors to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because these documents will contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, investors may obtain documents filed with the SEC by Publicis free of charge by directing a request to Publicis at 133, avenue des Champs Elysees, 75008 Paris,




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France. Investors may obtain documents filed with the SEC by Bcom3 free of charge by directing a request to Bcom3 at 35 West Wacker Drive, Chicago, IL 60601.

Bcom3 and its directors, executive officers and certain other members of Bcom3 management and employees may be soliciting proxies from Bcom3 shareholders in connection with the merger. Information concerning the participants in the proxy solicitation will be set forth in the Annual Report on Form 10-K of Bcom3 for the year ended December 31, 2001, to be filed with the SEC. Information concerning the participants in the proxy solicitation will also be set forth in the proxy statement/prospectus when it is filed with the SEC.


Financial accounting standards
------------------------------

Except if otherwise stated all financial information given in this press release concerning Publicis is presented according to French Generally Accepted Accounting Standards, or estimations based on internal management accounts.


Presentation of the announcement
--------------------------------

Maurice Levy, Roger Haupt and Fumio Oshima will present and discuss this transaction in a press and analyst conference with webcast for Thursday March 7, 2002 at 5:30am (EST) - 10:30am (London time) - 11:30am (Paris time) The estimated duration is 120 minutes.

The Powerpoint slides of Maurice Levy's presentation as well as the audio webcast will be available on line at 5:20am (EST) - 10:20am (London time) - 11:20am (Paris time) on Thursday March 7. Direct link:
http://www.finance.publicis.com/english/redir.php?layer=Bcom3&ssnav=4&dir=
b&pageLeft=b4-left&pageMain=b41

The webcast archive (including the Powerpoint presentation) will remain on the same web page after the conference call.



CONTACTS :

Publicis
--------
IR: Pierre Benaich - +33 1 4443 6500
Media: Laurence Rey - +33 1 4443 7010

Kekst and Company
-----------------
Ruth Pachman - 212-521-4891
Victoria Weld 212-521-4849

Bcom3 Group
-----------
Elizabeth Krupnick 212-474-6382




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